UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2015

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EROS INTERNATIONAL PLC

Form 6-K

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

		As at September 30,	As at March 31,
	Note	2015 (unaudited)	2015
ASSETS
Non-current assets
Property, plant and equipment		$9,878	$9,272
Goodwill		1,878	1,878
Purchase price pending allocation	3	5,506	—
Intangible assets – trade name		14,000	14,000
Intangible assets – content	5	758,500	719,214
Intangible assets – others		2,822	2,204
Available-for-sale financial assets	4	30,147	29,917
Trade and other receivables	6	5,823	5,692
Other non-current assets		3,846	613
Deferred tax assets		321	151
Total non-current assets		$832,721	$782,941

Current assets
Inventories		$444	$475
Trade and other receivables	6	225,490	209,676
Current tax receivable		11	455
Cash and cash equivalents		150,453	153,664
Restricted deposits held with banks		1,364	2,322
Total current assets		$377,762	$366,592

Total assets		$1,210,483	$1,149,533

LIABILITIES
Current liabilities
Trade and other payables		$45,462	$29,453
Short-term borrowings	7	102,846	96,397
Current tax payable		7,532	2,631
Total current liabilities		$155,840	$128,481

Non-current liabilities
Long-term borrowings	7	$207,655	$218,273
Other long-term liabilities		362	354
Derivative financial instruments	4	20,368	19,284
Deferred tax liabilities		29,480	27,086
Total non-current Liabilities		$257,865	$264,997

Total liabilities		$413,705	$393,478

EQUITY
Share capital	8	$30,762	$30,622
Share premium		354,587	345,385
Reserves		414,649	389,682
Other components of equity		(51,847)	(43,881)
JSOP reserve		(17,169)	(24,474)

Equity attributable to equity holders of Eros International Plc		$730,982	$697,334
Non-controlling interest		65,796	58,721

Total equity		$796,778	$756,055
Total liabilities and shareholders’ equity		$1,210,483	$1,149,533

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2015	2014	2015	2014
Revenue	15	$98,791	$49,915	$148,834	$95,277
Cost of sales		(53,575)	(29,505)	(86,531)	(62,729)
Gross profit		45,216	20,410	62,303	32,548
Administrative cost		(19,064)	(11,935)	(32,021)	(21,901)
Operating profit		26,152	8,475	30,282	10,647
Financing costs		(3,676)	(1,970)	(7,542)	(4,443)
Finance income		1,127	1,255	2,850	2,108
Net finance costs		(2,549)	(715)	(4,692)	(2,335)
Other losses	11	(5,016)	(288)	(940)	(1,887)
Profit before tax		18,587	7,472	24,650	6,425
Income tax expense		(7,572)	(3,148)	(9,868)	(4,689)
Profit for the period		$11,015	$4,324	$14,782	$1,736

Attributable to:
Equity holders of Eros International Plc		$7,611	$2,923	$7,826	$(936)
Non-controlling interest		3,404	1,401	6,956	2,672

Earnings/(loss) per share(cents)
Basic earnings/(loss) per share	10	13.2	5.3	13.6	(1.8)
Diluted earnings/(loss) per share	10	12.3	5.2	12.7	(2.0)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited; in thousands)

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014

Profit for the period	$11,015	$4,324	$14,782	$1,736

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(7,047)	(4,551)	(10,768)	(5,738)
Reclassification of the cash flow hedge to the statements of income	201	201	402	402

Total other comprehensive loss for the period	$(6,846)	$(4,350)	$(10,366)	$(5,336)
Total comprehensive income/(loss) for the period net of tax	$4,169	$(26)	$4,416	$(3,600)
1
Attributable to:
Equity holders of Eros International Plc	$2,114	$89	$(140)	$(4,741)
Non-controlling interest	2,055	(115)	4,556	1,141

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

		Six Months Ended September 30,
	Note	2015	2014
Cash flows from operating activities:
Profit/(loss) before tax		$24,650	$6,425
Adjustments for:
Depreciation		422	606
Share based payment	9	16,276	10,248
Amortization of intangible film and content rights		64,181	50,450
Amortization of other intangibles assets		464	247
Other non-cash items	12	1,002	2,198
Net finance costs		4,692	2,335
Gain on sale of property, plant and equipment		(2)	(3)
Movement in trade and other receivables		(13,916)	(18,004)
Movement in inventories		(31)	12
Movement in trade and other payables		7,032	(8,436)
Cash generated from operations		104,770	46,078
Interest paid		(12,299)	(4,029)
Income taxes paid		(1,242)	(3,078)
Net cash generated from operating activities		$91,229	$38,971

Cash flows from investing activities:
Advance given to an undertaking		$—	$(2,465)
Purchases of property, plant and equipment		(609)	(312)
Proceeds from disposal of property, plant and equipment		—	22
Proceeds from restricted deposits held with banks (net)		371	—
Acquisition of cash and cash equivalent in a subsidiary		263	—
Purchase of available for sale investments		(230)	—
Purchase of intangible film and content rights		(104,695)	(102,508)
Payment for other intangible assets		(1,107)	—
Interest received		1,672	1,059
Net cash used in investing activities		$(104,335)	$(104,204)

Cash flows from financing activities:
Proceeds from issue of share capital		$5,400	$92,337
Proceeds from issue of shares by subsidiary		80	1,126
Proceeds from issue out of treasury shares		6,292	—
Proceeds in respect of prospective allotment of shares		—	10,000
Proceeds/ (repayment) from short term debt with maturity less than three months (net)		9,132	(15,689)
Proceeds from short term debt		33,714	11,301
Repayment of short term debt		(34,103)	—
Proceeds from long term borrowings		2,374	12,284
Repayment of long term borrowings		(12,703)	(14,099)
Net cash generated from financing activities		$10,186	$97,260

Net decrease in cash and cash equivalents		$(2,920)	$32,027
Effect of exchange rate changes on cash and cash equivalents		(291)	(811)
Cash and cash equivalents, beginning of period		153,664	145,449
Cash and cash equivalents, end of period		$150,453	$176,665

During the three months ended September 30, 2015, the Company's subsidiary, Eros International Media Limited, issued 900,970 ordinary shares as consideration for the acquisition of Techzone. See Note 3 for details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIXMONTHS ENDED SEPTEMBER 30, 2015

(Unaudited; in thousands)

			Other components of equity				Reserves				.
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity

Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the period	—	—	—	—	—	—	—	—	$7,826	—	$7,826	$6,956	$14,782

Other comprehensive/ (income) loss for the period	—	—	$(8,368)	—	—	$402	—	—	—	—	$(7,966)	$(2,400)	$(10,366)

Total comprehensive loss for the period	—	—	$(8,368)	—	—	$402	—	—	$7,826	—	$(140)	$4,556	$4,416

Issue of shares	$140	$5,262	—	—	—	—	—	—	—	—	$5,402	—	$5,402

Share based compensation	—	$4,953	—	—	—	—	—	—	$11,096	—	$16,049	$227	$16,276

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	$6,045	—	—	$6,045	$2,292	$8,337

Issue out of Treasury Shares	—	$(1,013)	—	—	—	—	—	—	—	$7,305	$6,292	—	$6,292

Balance as of September 30, 2015	$30,762	$354,587	$(58,416)	$6,622	$1,528	$(1,581)	$(22,752)	$69,283	$368,118	$(17,169)	$730,982	$65,796	$796,778

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

(Loss)/ Profit for the period	—	—	—	—	—	—	—	—	$(936)	—	$(936)	$2,672	$1,736

Other comprehensive (loss)/ income for the period	—	—	$(4,207)	—	—	$402	—	—	—	—	$(3,805)	$(1,531)	$(5,336)

Total comprehensive (loss)/ income for the period	—	—	$(4,207)	—	—	$402	—	—	$(936)	—	$(4,741)	$1,141	$(3,600)

Issue of shares	$3,510	$88,858	—	—	—	—	—	—	—	—	$92,368	—	$92,368

Share based compensation	—	$6,514	—	—	—	—	—	—	$3,734	—	$10,248	—	$10,248

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	$791	—	—	$791	$335	$1,126

Balance as of September 30, 2014	$29,832	$318,705	$(48,065)	$5,802	$1,528	$(2,385)	$(22,752)	$62,994	$306,203	$(25,505)	$626,357	$51,826	$678,183

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.      DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the "Company") and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, as amended, filed with the U.S. Securities and Exchange Commission on August 20, 2015 for the fiscal year ended March 31, 2015 (the "Annual Report"). The condensed interim financial statements for the six months ended September 30, 2015 were approved by the Eros Board of Directors and authorized for issue on July 26, 2016.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2015.

Accounting and reporting pronouncements not yet adopted

Standards, Amendments and Interpretations, relevant to the Company’s operations, which have not been applied in these financial statements and that were in issue but not yet effective, are as follows:

i)	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”
•	IAS 18 “Revenue”
•	IFRIC 13 “Customer Loyalty Programmes”
•	IFRIC 15 “Agreements for the Construction of Real Estate”
•	IFRIC 18 “Transfers of Assets from Customers”
•	SIC-31 “Revenue -Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or
•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	apply identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
•	accounting for licenses of intellectual property; and
•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided)

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii)	In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment”(“IAS 16”) and IAS 38 “Intangible Assets”(“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. However this presumption can only be rebutted in two limited circumstances:

i)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or
ii)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

iii)	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:
•	fair value through profit or loss (‘FVTPL’)
•	fair value through other comprehensive income (‘FVTOCI’)
•	amortized cost
ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.
iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.
iv.	Introduces new impairment model, under which the “expected”credit loss are required to be recognized as compared to the existing “incurred”credit loss model of IAS 39.
v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:
•	Increases the eligibility of hedged item and hedging instruments;
•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;
ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

iv)	In January 2016, IASB has issued a new standard, IFRS 16 “Leases”. The new standard sets out the principles for recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e. the lessee and the lessor. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance. IFRS 16 supersedes IAS 17 ‘Leases’ and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted in IFRS 15 ‘Revenue from Contracts with Customers’has also been applied.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

v)	In January 2016, the IASB issued amendments to IAS 12 – “Income taxes” to clarify the following:
•	the carrying value of an asset does not limit the estimation of probable future taxable profits.
•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

vi)	In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;
•	changes arising from obtaining and losing control of subsidiaries or other businesses;
•	the effect of changes of foreign exchange rates;
•	changes in fair values; and
•	other changes.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

vii)	In June 2016, the IASB issued amendments to IFRS 2 – “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled

The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

2.      SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

3.      ACQUISITION OF SUBSIDIARY

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Universal Power Systems Private Limited (“Techzone”). The Company expects that this acquisition will enable the Group to utilize Techzone’s billing integration and distribution across major telecom operators in India and will complement its existing ErosNow service.

In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition. EIML has made an advance of $2.5 million to Techzone prior to the acquisition to provide working capital.

Acquisition related cost of $106,300 has been included in “Administrative costs” in the consolidated statements of income.

Pending completion of valuation of assets, including intangible assets, the purchase price has been allocated on a preliminary basis to net assets based on initial estimates.. As a result, values attributed to specified assets and liabilities including goodwill and other intangible assets may change. Finalization of the purchase price allocation is expected to be completed by July 31, 2016.

The following table summarizes the preliminary allocation of the purchase price:

As at August 1, 2015
(in thousands)
Current assets
Cash	$263
Trade and other receivables	4,866
Non-current assets
Deferred tax assets	134
Property, plant and equipment	584
Purchase price pending allocation	5,751
Other non-current assets	2,585
Current liabilities
Trade and other payables	(3,338)
Short-term borrowings	(1,490)
Non-Current borrowings
Long-term borrowings	(992)
Other non-current liabilities	(112)

The trade receivables comprise gross contractual amounts due of $2.6 million and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount.

Impact of the acquisition on the results of the Company

The acquisition of Techzone contributed $1.2 million to the Company’s revenue and $0.01 million to the Company’s profit for the three months and six months period ended September 30, 2015.

Had the acquisition occurred on 1 April 2015, consolidated revenue and profit after tax for the period would have been $152.9 million, and $14.9 million, respectively.

4.       FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at September 30, 2015 (in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	538	(538)	—
Total	538	(538)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(20,906)	538	(20,368)
Total	(20,906)	538	(20,368)

	As at March 31, 2015 (in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,056	(1,056)	—
Total	1,056	(1,056)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(20,340)	1,056	(19,284)
Total	(20,340)	1,056	(19,284)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at September 30, 2015 are as follows:

	Fair value as at
	September 30, 2015	March 31, 2015
	(in thousands)
2012 Interest Rate Cap	$(538)	$(1,056)
2012 Interest Rate Floor	10,453	10,170
2012 Interest Rate Collar	10,453	10,170
Total	$20,368	$19,284

None of the above derivative instruments is designated in a hedging relationship. A loss of $1,084,000 (September 2014: a loss of $2,009,000) and 4,999,000 (September 2014: a gain of $396,000) for six and three months period ended September 31, 2015, respectively; in respect of the above derivative instruments has been recognized in the statement of income with other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets
(in thousands)

As at March 31, 2015	$29,917
As at September 30, 2015	$30,147

In July 2015, Eros aquired a 2% stake in The Culture Trip (“TCT”), a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-Sale investment and recognized at the transaction price of USD 230,050.

Subsequently, on June 3, 2016, the company sold this investment for $287,781 recording a gain of $57,786 in the income statement.

There were no transfers between any Levels in any of the years.

5.       INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at September 30, 2015
Film and content rights	$1,091,232	$(593,941)	$497,291
Content advances	260,012	—	260,012
Film productions	1,197	—	1,197
Non-current content assets	$1,352,441	$(593,941)	$758,500

As at March 31, 2015
Film and content rights	$1,027,878	$(548,920)	$478,958
Content advances	236,285	—	236,285
Film productions	3,971	—	3,971
Non-current content assets	$1,268,134	$(548,920)	$719,214

Changes in the content assets are as follows:

	As at
	September 30, 2015	March 31, 2015*
	(in thousands)
Film productions
Opening balance	$3,971	$—
Additions	845	—
Exchange difference	(193)	(15)
Transfer (to)/from (film rights)/other content assets	(3,426)	3,986
Closing balance	$1,197	$3,971

Content advances
Opening balance	$236,285	$180,022
Additions (net of impairment loss of $400 (March 2015: $3,431))	116,056	267,940
Exchange difference	(6,345)	(3,508)
Transfer to film productions	—	(3,986)
Transfer to film and content rights	(85,984)	(204,183)
Closing balance	$260,012	$236,285

Film and content rights
Opening balance	$478,958	$397,682
Amortization	(64,181)	(117,254)
Exchange difference	(6,896)	(5,653)
Transfer from film productions and other content assets	89,410	204,183
Closing balance	$497,291	$478,958

* Movements pertain to the year ended March 31, 2015.

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

6.       TRADE AND OTHER RECEIVABLES

	As at
	September 30, 2015	March 31, 2015
	(in thousands)
Trade accounts receivables net	$211,349	$197,816

Other receivables	13,620	12,567
Prepaid charges	1,300	3,279
Unbilled revenues	5,044	1,706
Trade and other receivables	$231,313	$215,368

Current Trade and other receivables	225,490	209,676
Non-Current Trade and other receivables	5,823	5,692
	$231,313	$215,368

The age of financial assets that are past due but not impaired were as follows:

	As at
	September 30, 2015	March 31, 2015
	(in thousands)
Not more than three months	$30,516	$19,677
More than three months but not more than one year	34,140	11,726
More than one year	5,970	5,906
	$70,626	$37,309

7.       BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2015	March 31, 2015
			(in thousands)
Asset backed borrowings
Term Loan	BPLR+1.8%	2016-17	8,901	12,032
Term Loan	BPLR+2.75%	2017-18	2,241	2,974
Term Loan	BPLR+2.85%	2019-20	9,118	10,808
Term Loan	BPLR+2.85%	2020-21	2,290	—
Term Loan	10.0% - 13.0%	2017-18	$267	$147
			$22,817	$25,961

Retail bond	6.5%	2021-22	$75,574	$74,228
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	132,500	141,250
Other borrowings	10.5%	2021-22	7,513	8,013
			$215,587	$223,491

Nominal value of borrowings			$238,404	$249,452
Cumulative effect of unamortized costs			(2,476)	(2,940)
Installments due within one year			(28,273)	(28,239)
Long-term borrowings — at amortized cost			$207,655	$218,273

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	September 30, 2015	March 31, 2015
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$9,243	$17,346
Export credit and overdraft	LIBOR+3.5%	27,404	25,144
		$36,647	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	29,765	25,668
Installments due within one year on long-term borrowings		28,273	28,239
Short term loan	2.0% - 3.0%	8,161	—
Short-term borrowings - at amortized cost		$102,846	$96,397

Fair value of the long term borrowings as at September 30, 2015 is $228,061,000 (March 2015: $233,450,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at September 30, 2015, the fair value of retail bond amounting to $74,044,000 (March 2015: $74,813,000) has been determined using quoted prices from the London Stock Exchange. Carrying amount of short term borrowings approximates fair value.

8.       ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 30p each at September 30, 2015 and March 31, 2015	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	26,322
Issue of shares on July 15, 2014	6,675,000	—	3,434
Issue of shares on July 23, 2014	112,445	—	58
Issue of shares on September 9, 2014	36,000	—	18
Issue of shares on November 24, 2014	331,551	—	156
Issue of shares on November 25, 2014	668,449	—	315
Issue of shares on December 1, 2014	487,500	—	246
Issue of shares on January 16, 2015	18,600	—	9
Issue of shares on March 10, 2015	133,603	—	64
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16, 2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
As at September 30, 2015	32,285,988	25,555,220	30,762

As at September 30, 2015, none of the awards were forfeited.

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were subsequently issued on July 16, 2015.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. 487,500 shares were issued on December 1, 2014.  All these awards have since vested. As at March 31, 2016 except for 30,000 share awards, all shares have been issued.

9.       SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending September 30,		Six months ending September 30,
	2015	2014	2015	2014
	(in thousands)
IPO India Plan	$481	$49	$860	$98
JSOP Plan	599	359	889	862
Option award scheme 2012	544	—	1,101	—
2014 Share Plan	850	—	1,103	—
2015 Share Plan	275	—	433	—
Management scheme (staff share grant)	2,063	5,058	6,739	9,288
Other share option awards	4,570	—	5,151	—
	$9,382	$5,466	$16,276	$10,248

In its meeting dated June 9, 2015, the Board of Directors approved the following grants:

300,000 ‘A’ ordinary share awards to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with par value exercise price, vest annually from June 9, 2016 in three equal tranches. None of the awards were forfeited during the period.

580,000 ‘A’ ordinary share awards to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

10,000 'A' ordinary share awards to non-executive directors and a consultant each with a fair market value of $21.34 per share. Subject to continued term with the Company, these awards with par value exercise price, vest on June 9, 2016. These shares were issued on February 2, 2016 with restrictions.

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share.

The charge for the aforementioned awards has been accrued under 'Other share option awards'. None of the awards were forfeited during the period.

500,000 'A' ordinary share options were granted to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches beginning June 9, 2016. The charge for the grant has been accrued under 'Management scheme'.

300,000 'A' ordinary share options were granted to the Group CFO with a fair market value of $7.00 per option. Subject to continued employment, these options with $18.30 exercise price, vest annually in three equal tranches beginning June 9, 2016.

300,000 'A' ordinary share options were granted to a certain employee with a fair market value of at $6.90 per option. Subject to continued employment, these options with $18.50 exercise price, vest annually in three equal tranches beginning June 9, 2016.

The charge for the aforementioned grants has been accrued under '2014 Share Plan'. None of the options were forfeited during the period.

Following grants were approved in its subsequent meetings as under:

On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000 ‘A’ ordinary shares. These options issued at a strike price of $24.00 and fair market value of $15.66.

Subject to continued employment and market conditions set out in the 2015 JSOP deed, these options vest in May 2017. None of the options were forfeited during the period.

The vesting and service conditions of all other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within the Annual Report.

10.       EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2015		2014		2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$7,611	7,611	$2,923	2,923	$7,826	7,826	$(936)	(936)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(180)	—	(49)	—	(299)	—	(83)
Adjusted earnings/(loss) attributable to equity holders of the parent	$7,611	7,431	$2,923	2,874	$7,826	7,527	$(936)	(1,019)
Number of shares
Weighted average number of shares	57,839,364	57,839,364	54,855,355	54,855,355	57,535,047	57,535,047	51,948,580	51,948,580
Potential dilutive effect related to share based compensation scheme	—	2,426,773	—	541,111	—	1,672,854	—	—
Adjusted weighted average number of shares	57,839,364	60,266,137	54,855,355	55,396,466	57,535,047	59,207,901	51,948,580	51,948,580
Earnings/(loss)per share
Earnings attributable to the equity holders of the parent per share (cents)	13.2	12.3	5.3	5.2	13.6	12.7	(1.8)	(2.0)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the three and six months ended September 30, 2015, there were Nil shares (2014: 196,600 and 344,000, respectively) not included in diluted earnings per share.

11.       OTHER LOSSES

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Gains on disposal of property, plant and equipment	$2	$—	2	$3
Net foreign exchange(losses)/gains	(19)	(598)	142	205
Net gains /(losses) on held for trading financial liabilities	(4,999)	396	(1,084)	(2,009)
Transaction costs related to equity transactions	—	(86)	—	(86)
	$(5,016)	$(288)	$(940)	$(1,887)

The net (losses)/gains on held for trading financial liabilities in the three and six months ended September 30, 2015 and 2014, respectively, principally relate to derivative instruments not designated in a hedging relationship.

12.       OTHER NON-CASH ITEMS

Significant non-cash items except loss on sale of assets, share based compensation, depreciation, derivative (gains)/losses and amortization were as follows:

	Six months ended September 30,
	2015	2014
	(in thousands)
Net losses on held for trading financial liabilities	$1,084	$2,009
Impairment loss on content advances and other advances	400	830
Provisions for trade and other receivables	179	247
Others	(661)	(888)
	$1,002	$2,198

13.       RELATED PARTY

		As at September 30, 2015		As at March 31, 2015
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd	President fees	$257	$—	$106	$—
550 County Avenue	Rent/Deposit	309	135	261	135
Line Cross Limited	Rent/Deposit	609	258	353	249
NextGen Films Pvt Ltd	Purchase/Sale	—	23,129	—	22,677
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	112	—	98
Lulla Family	Rent/Deposit	160	1,053	155	1,130

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay a fee of $77,000 and $154,000 for the three and six months ended September 30, 2015 respectively ($84,500 and $168,000 for the three and six months ended September 30, 2014 respectively), for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of America Operations, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $151,000 each quarter.

The Group has engaged in transactions with NextGen Films Pvt Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three and six months ended September 30, 2015 NextGen Films Pvt Ltd. sold film rights of $741,000 ($5,039,000 and $7,837,000 for the three and six months ended September 30, 2014 respectively) to the Group.

Everest Entertainment Pvt. Ltd. is an entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, and is involved in the purchase and sale of film rights. In the three and six months ended September 30, 2015, no such transaction took place between Everest Entertainment Pvt. Ltd. and the Group (September 2014: $Nil). $14,000 was advanced towards content for production of a movie.

Pursuant to a lease agreement that expires on January 31, 2016, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla. The lease commenced on March 1, 2015, and requires Eros International Media Limited to pay $5,000 each month under this lease.

Pursuant to a lease that expired in September 30, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla and requires Eros International Media Limited to pay $5,000 each month. The lease was renewed on October 1, 2015 for a further period of 3 years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $62,000 each month under this lease.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Limited - UK and is entitled to a salary of $77,000 (September 2014: $83,000) and $38,500 (September 2014: $42,000). Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $69,000 (2014: $57,000) and $25,000 (2016: $29,000). Ms. Riddhima Lulla, the daughter of Kishore Lulla, is an employee of Eros International Limited - UK and is entitled to a salary of $19,000 (2014: NIL) and $10,000 (2016: NIL), for six months and three months ended September 31, 2015.

All of the above amounts outstanding are unsecured and will be settled in cash.

14.       CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at September 30, 2015	$235,029
As at March 31, 2015	$260,573

The Group has provided certain stand-by letters of credit amounting to $96,290,000 (At March 2015: $96,196,000) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $3,107,000 (At March 2015: $3,014,000) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

15.       BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Revenue by region of domicile of customer's location
India	$61,250	$17,329	$94,076	$42,183
Europe	5,768	7,412	8,209	14,827
North America	6,660	4,750	10,187	6,292
Rest of the world	25,113	20,424	36,362	31,975
Total Revenue	$98,791	$49,915	$148,834	$95,277

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Revenue by region of domicile of group’s operation
India	$61,381	$25,674	$94,558	$54,097
Europe	12,461	6,817	16,600	12,325
North America	6,660	1,509	9,895	2,800
Rest of the world	18,289	15,915	27,781	26,055
Total Revenue	$98,791	$49,915	$148,834	$95,277

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of September 30, 2015	$289,899	$24	$27,337	$472,397
As of March 31, 2015	$281,019	$653	$24,224	$440,672

ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2015	2014	% change	2015	2014	% change
Revenue	$98,791	$49,915	97.9	$148,834	$95,277	56.2

Gross Profit	45,216	20,410	121.5	62,303	32,548	91.4

Operating profit	26,152	8,475	208.6	30,282	10,647	184.4

Adjusted EBITDA(1)	36,038	13,888	159.5	47,588	21,956	116.7

(1)	A reconciliation of the non-GAAP financial measures discussed within this filing to our IFRS net income is shown on Pages 24 and 25

Constant comparable revenue for the three and six months ended September 30, 2014 is $43.9 million and $83.1 million respectively, based on the average rate of exchange for the three months ended September 30, 2015 which was INR 64.2 to US $1.00.

Financial Results for three months and six months ended September 30, 2015

Revenue

Revenue increased by 97.9% to $98.8 million in the three months ended September 30, 2015, compared to $49.9 million in the three months ended September 30, 2014. For the six months ended September 30, 2015, revenue increased by 56.2% to $148.8 million compared to $95.3 million in the six months ended September 30, 2014. Eros released 36 new films in the six months ended September 30, 2015, compared to 30 films in the six months ended September 30, 2014, which were comprised of the following:

	Three months ended
	June 30, 2015	September 30, 2015
High budget film releases	2	3
Medium budget film releases	3	3
Low budget film releases	11	14
Total new film releases	16	20

	Three months ended
	June 30, 2014	September 30, 2014
High budget film releases	1	1
Medium budget film releases	3	3
Low budget film releases	5	17
Total new film releases	9	21

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended September 30, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $61.0 million (61.7% of revenues), $23.2 million (23.5% of revenues) and $14.6 million (14.8% of revenues), respectively, compared to $17.2 million (34.5% of revenues), $23.6 million (47.3% of revenues) and $9.1 million (18.2% of revenues), respectively, for the three months ended September 30, 2014.

For the six months ended September 30, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $94.7 million (63.7% of revenues), $33.2 million (22.3% of revenues) and $20.9 million (14.0% of revenues), respectively, compared to $36.3 million (38.1% of revenues), $39.1 million (41.0% of revenues) and $19.9 million (20.9% of revenues), respectively, for the six months ended September 30, 2014.

The total revenue increase of 97.9% in the three months ended September 30, 2015 compared to September 30, 2014 reflects the mix of films released in each period as reflected in the table above. The increase in theatrical revenues in the three months ended September 30, 2015 reflects the strong box performance of our three high budget films Bajrangi Bhaijaan (Hindi), Welcome Back (Hindi) and Srimanthudu (Telugu) as well as strong theatrical performance of our other films.

The total revenue increase of 56.2% in the six months ended September 30, 2015 from September 30, 2014 reflects the mix and total number of films released in each period as reflected in the table above. The substantial increase in theatrical revenues in the six months ended September 30, 2015 reflects the performance of our five high budget films: Hindi films Bajrangi Bhaijaan and Welcome Back, No.1 and No.4 respectively in the Indian box office for 2015, Tamil films Uttama Villian and Masss and Telugu film Srimanthudu, which is the second highest grossing Telugu film. Following the strong theatrical performance of these films, television and digital and ancillary revenues along with catalogue monetization also contributed towards the growth in revenues.

Revenue from India increased 139.1% to $61.4 million in the three months ended September 30, 2015, compared to $25.7 million in the three months ended September 30, 2014. In the six months ended September 30, 2015, revenue from India increased by 74.8% to $94.6 million, compared to $54.1 million in the six months ended September 30, 2014. The increase reflects the strong theatrical performance of the films released in the quarter in the Indian box office.

Revenue from Europe increased 82.8% to $12.5 million in the three months ended September 30, 2015, compared to $6.8 million in the three months ended September 30, 2014. In the six months ended September 30, 2015, revenue from Europe increased by 34.7% to $16.6 million, compared to $12.3 million in the six months ended September 30, 2014. The increase reflects the strong theatrical performance of the films released in the quarter.

Revenue from North America increased 341.4% to $6.7 million in the three months ended September 30, 2015, compared to $1.5 million in the three months ended September 30, 2014. In the six months ended September 30, 2015, revenue from North America increased by 253.4% to $9.9 million, compared to $2.8 million in the six months ended September 30, 2014. The increase in revenues reflects the strong theatrical performance of the films in North America.

Revenue from the rest of the world increased 14.9% to $18.3 million in the three months ended September 30, 2015, compared to $15.9 million in the three months ended September 30, 2014. Theatrical revenues increased in rest of the world due to strong performance of our new release slate in those markets combined with catalogue monetization. In the six months ended September 30, 2015, revenue from the rest of the world increased by 6.6% to $27.8 million, compared to $26.1 million in the six months ended September 30, 2014.

Cost of sales

Cost of sales increased by 81.6% to $53.6 million in the three months ended September 30, 2015, compared to $29.5 million in the three months ended September 30, 2014, primarily due to an increase in amortization costs of $11.8 million from $24.2 million in the three months ended September 30, 2014 to $36.0 million for the three months ended September 30, 2015 due to a higher number of high budget films in the current quarter (3 films) as compared to the corresponding quarter (1 film) last year. The increase in direct cost was also attributable to higher advertising and distribution costs as well as accrued overages to co-producers on account of our hit films.

Cost of sales increased by 37.9% to $86.5 million in the six months ended September 30, 2014, compared to $62.7 million, primarily due to an increase in amortization costs of $13.7 million from $50.7 million in the six months to September 30, 2014 to $64.6 million for the six months ended September 30, 2015. The increase in amortization cost is due to higher number of films (36 films) including high budget films (5 films) in the current six month period as compared to the corresponding period last year, where the number of films (30 films) including high budget films (2 films) was lower. The increase in direct costs was also attributable to higher advertising and distribution costs as well as accrued overages to co-producers on account of our hit films.

Gross profit

Gross profit was $45.2 million in the three months ended September 30, 2015, compared to $20.4 million in the three months ended September 30, 2014. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as increase in revenue from catalog sales. As a percentage of revenues, our gross profit margin was 45.8% in the three months ended September 30, 2015, compared to 40.9% in the three months ended September 30, 2014.

Gross profit was $62.3 million in the six months ended September 30, 2015, compared to $32.5 million in the six months ended September 30, 2014. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as increase in revenue from catalog sales. As a percentage of revenues, our gross profit margin was 41.9% in the six months ended September 30, 2015, compared to 34.2% in the six months ended September 30, 2014.

Income Taxes

The provisions for income taxes were $7.6 million and $3.1 million for the three months ended September 30, 2015 and 2014, respectively, and $9.9 million and $4.7 million for the six months ended September 30, 2015 and 2014, respectively. The increase in tax expense is due to a change in the Indian tax rate from 33.99% to 34.61% which created an additional tax charge in first quarter on re-measurement of opening deferred tax liability and higher profit earned during the three and six months period ended September 30 2015. Effective income tax rates were 24.1% and 25.1% for six months ended September 30, 2015 and 2014, respectively, excluding non-deductible share-based payment charges.

Adjusted EBITDA

Adjusted EBITDA increased by 159.5% to $36.0 million in the three months ended September 30, 2015, compared to $13.9 million in the three months ended September 30, 2014. In the six months ended September 30, 2015, Adjusted EBITDA increased by 116.7% to $47.6 million, compared to $22.0 million in the six months ended September 30, 2014.The increase reflects the strong performance of our new film release slate as well as catalog monetization across theatrical, television and digital platforms.

Content

Content investment comprises film and content rights of $497.3 million and content advances of $261.2 million as at September 30, 2015, compared to $479.0 million and $240.2 million, respectively, as at March 31, 2015.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Net income	$11,015	$4,324	$14,782	$1,736
Income tax expense	7,572	3,148	9,868	4,689
Net finance costs	2,549	715	4,692	2,335
Depreciation	243	364	422	606
Amortization(1)	278	181	464	247
Share based payments(2)	9,382	5,466	16,276	10,248
Net losses/(gains) on held for trading financial liabilities	4,999	(396)	1,084	2,009
Transaction costs related to equity transactions	—	86	—	86
Adjusted EBITDA	$36,038	$13,888	$47,588	$21,956

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans.

Sources and uses of cash

Net cash from operating activities in the six months ended September 30, 2015 was $91.2 million compared to $39.0 million in the six months ended September 30, 2014, an increase of 134.1%, due to an increase in profit before tax of $18.2 million, as well as a increase in trade and other receivables of $13.9 million, and an increase in trade and other payables of $7.0 million, compared to a $18.0 million increase in trade and other receivables and a $8.4 million decrease in trade and other payables in the six months ended September 30, 2014.

Net cash used in investing activities in the six months ended September 30, 2015 was $104.3 million, compared to $104.2 million in the six months ended September 30, 2014, an increase of 0.1%, due to a higher investment in film content with an increase of $2.2 million and an increase in the purchase of other intangible assets of $1.1 million due to ErosNow capitalized costs, offset by the advance given to an undertaking in 2014 of $2.5 million.

Net cash from financing activities in the six months ended September 30, 2015 was $10.2 million, compared to $97.3 million in the six months ended September 30, 2014, a decrease of 89.5%, principally due to the proceeds from issue of share capital of $5.4 million in 2015, compared to $92.3 million in the six months ended September 30, 2014.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

Beginning on November 13, 2015, Eros International Pic was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated amended complaint was filed on July 14, 2016. The Plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint does not assert certain claims that had been asserted in prior complaints including (1) claims for violations of Sections 11 and 15 of the Securities Act and (2) claims against certain individual defendants, who are now not named defendants. The claims principally arise out of allegations that the Company and the individual defendants made material misrepresentations about the success, size, and financial performance of Eros Now, our streaming video service, and our film library. The Company expects to move to dismiss the consolidated amended complaint. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer